August 10, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Robert Arzonetti & Susan Block

Re:	Solowin Holdings Registration Statement on Form F-1, as amended File No. 333- 271525

Ladies and Gentlemen:

Reference is made to the letter request of Solowin Holdings (the “Company”) for acceleration of effectiveness of the above referenced Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned, as the sole underwriter, hereby respectfully requests that the Commission withdraw the Acceleration Request and refrain from declaring the Registration Statement effective.

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[Signature Page Follows]

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal